Exhibit 5.02
Healthcare Realty Trust Incorporated
Second Amended and Restated Executive Retirement Plan
1.  Purpose of the Plan
     This Second Amended and Restated Executive Retirement Plan (the “Plan”) is effective December 31, 2008, except as otherwise provided herein, and amends and restates the Amended and Restated Executive Retirement Plan (the “Amended Retirement Plan”) that was effective January 31, 2002, and frozen effective as of December 31, 2004. This Executive Retirement Plan applies only to Participants whose Service with the Company ends on or after January 1, 2005, and governs benefits accruing for such Participants after such date. The principal objective of the Plan is to ensure the payment of a competitive level of retirement income in order to attract, retain, and motivate selected executives. The Plan is designed to provide a benefit that, when added to other retirement income of the executive, will meet the objectives described above. Eligibility for participation in the Plan shall be limited to executives selected by the Compensation Committee of the Board of Directors, and all such executives shall be in a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. The Plan is intended to comply with Code Section 409A with respect to benefits accrued on or after January 1, 2005.
2.  Definitions
     (a) “Basic Plan” means, with respect to a Participant, any retirement plan other than this Plan, whether a defined benefit or a defined contribution plan, covering substantially all employees of the Company and the Participant.
     (b) “Basic Plan Benefit” means the annual benefit payable from the Basic Plan to a Participant in the form of a straight life annuity. If the Basic Plan provides for lump sum or installment payment options, the value of such payments shall be converted to a straight life annuity based on actuarial factors selected by the Committee. If the Basic Plan provides for contributions that are based upon the Participant’s elective deferral of compensation, such as may be available under a cash or deferred arrangement described in Code Section 401(k), the Basic Plan Benefit shall not include benefits that are attributable to such contributions and any earnings thereon (other than matching contributions, if any, as defined in Code Section 401(m)(4)(A), and any earnings thereon).
     (c) “Change in Control” means, with respect to benefits payable in accordance with Section 8.3, (i) a change in ownership resulting from any one person, or more than one person acting as a group, acquiring ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; (ii) a change in the effective control of the Company resulting from either (A) any one person, or more than one person acting as a group, acquiring (or having acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty-five percent (35%) or more of the total voting power of the stock of the Company; or (B) a majority of members of the Company’s Board of Directors being replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s Board of Directors prior to the date of the appointment or election; or (iii) a change in the ownership of a substantial portion of the Company’s assets occurring on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided that the foregoing determinations of a Change in Control shall be limited by and made in accordance with regulations issued and guidance provided by the Department of Treasury under Code Section 409A.
     (d) “Code” means the Internal Revenue Code of 1986, as amended.
     (e) “Committee” means the Compensation Committee of the Board of Directors of the Company to which the Board of Directors has delegated the authority to administer this Plan.
     (f) “Company” means Healthcare Realty Trust Incorporated, a Maryland corporation, and its subsidiaries and affiliates.

     (g) “Disability” means any termination from the Company’s employment during the life of a Participant and prior to age 65 by reason of a Participant’s total and permanent disability, as determined by the Committee in its sole and absolute discretion. A Participant who makes application for and qualifies for disability benefits under the Company’s disability plan or under any similar plan provided by the Company, as now in effect or as hereinafter amended (the “LTD Plans”), shall qualify for Disability under this Plan, unless the Committee determines that the Participant is not totally and permanently disabled. A Participant who fails to qualify for disability benefits under the LTD Plans (whether or not the Participant makes application for disability benefits thereunder) shall not be deemed to be totally and permanently disabled under this Plan, unless the Committee otherwise determines, based upon the opinion of a qualified physician or medical clinic selected by the Committee, that a condition of total and permanent disability exists. Notwithstanding the foregoing, effective as of January 1, 2005, with respect to benefits accrued on or after January 1, 2005, a Participant who makes application for and qualifies for disability benefits under the LTD Plans shall qualify for Disability under this Plan, provided that the Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.
     (h) “Earnings” means for any calendar year (i) for a Participant with an annual base salary in an amount less than $200,000, total annual cash compensation including base salary, annual incentive awards and deferred compensation, but in no event may Earnings exceed $200,000, or (ii) for a Participant with an annual base salary in an amount equal to or greater than $200,000, total annual cash compensation including base salary and deferred compensation but excluding annual incentive awards.
     (i) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     (j) “Final Average Earnings” means the average of a Participant’s Earnings for the three calendar years (not necessarily consecutive) in which his Earnings are the highest during his employment with the Company for the applicable period.
     (k) “Other Retirement Income” means retirement income payable to a Participant as the Basic Plan Benefit and Social Security Benefit.
     (l) “Participant” means an employee of the Company designated as a Participant in the Plan by the Committee. An employee shall become a Participant in the Plan as of the date he or she is individually selected by, and specifically named in the resolutions of, the Committee to be included in the Plan.
     (m) “Plan” means this Second Amended and Restated Executive Retirement Plan, as amended from time to time.
     (n) “Retire” or “Retirement” means the termination of a Participant’s employment with the Company on one of the dates specified in Section 3.1. With respect to benefits accrued on or after January 1, 2005, “Retirement” means a Participant’s Separation from Service with the Company on one of the dates specified in Section 3.1.
     (o) “Separation from Service” or “Separated from Service” means, with respect to benefits accrued on or after January 1, 2005, a separation from service as defined in Code Section 409A(a)(2)(A)(i) and regulations issued and guidance provided by the Department of Treasury thereunder.
     (p) “Service” means a Participant’s total years, including whole and partial years, of employment with the Company from date of hire to date of termination of employment.
     (q) “Social Security Benefit” means the annual Primary Insurance Amount estimated by the Committee to be payable to the Participant at age 65 under the Federal Social Security Act, provided, however, that:

          (i) The Social Security Benefit for a Participant who dies, retires or terminates employment before age 65 will be calculated assuming that:
               (A) the Participant will not receive any future wages that would be treated as wages for purposes of the Federal Social Security Act; and
               (B) the Participant will elect to begin receiving the Social Security Benefit as of the earliest date then allowable under the Federal Social Security Act or, if later, at the actual date of Retirement.
          (ii) The Social Security Benefit for a Participant who retires as a result of a Disability will be calculated assuming that the Participant’s Disability would make the Participant eligible for Social Security disability benefits.
          (iii) Once calculated, the Social Security Benefit will be frozen as of the date the Participant dies, retires, or terminates employment, whichever is applicable.
     (r) “Specified Employee” means “specified employee” pursuant to Code Section 409A(a)(2)(B)(i) and regulations issued and guidance provided by the Department of Treasury thereunder. For purposes of the preceding sentence, “specified employee” means a “key employee” of the Company as defined in Code Section 416(i) without regard to paragraph (5) thereof. A Participant shall be a “key employee” of the Company if the Participant meets the requirements of Code Section 416(i)(1)(A)(i), (ii) or (iii) (applied in accordance with the regulations thereunder and disregarding Code Section 416(i)(5)) at any time during any 12-month period ending on December 31 (the “Identification Date”). If a Participant is a “key employee” of the Company as of the Identification Date, the Participant shall be treated as a Specified Employee for the 12-month period beginning on the first day of the fourth month following the Identification Date.
     (s) “Surviving Spouse” means the spouse of a Participant who is legally married to the Participant on the Participant’s death.
     Where appearing in the Plan, the masculine gender will be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates the contrary.
3.  Eligibility for Benefits
3.1 Each Participant is eligible to Retire and receive a benefit under the Plan beginning on one of the following dates:
     (a) “Normal Retirement Date,” which is the first day of the month following the month in which the Participant reaches age 65 and has completed five years of Service.
     (b) “Early Retirement Date,” which is the first day of any month following the month in which the Participant reaches age 55 and has completed five years of Service, but before the Normal Retirement Date.
     (c) “Postponed Retirement Date,” which is the first day of the month (i) following the month in which falls the Participant’s Normal Retirement Date and (ii) in which the Participant terminates employment (or, with respect to benefits accrued on or after January 1, 2005, Separates from Service) with the Company.
3.2 Except as described in Section 8, no benefits are payable hereunder if the Participant’s employment with the Company terminates for any reason, other than Disability, prior to his Early Retirement Date.
3.3 If any Participant entitled to a benefit under this Plan is (i) discharged at any time for cause (as defined by the written employment agreement between the Participant and the Company) after attaining his Early Retirement Date, (ii) enters into competition with the Company or interferes with the relations between the Company and any person, firm or entity with whom the Company does business, or (iii) by reason of Participant’s material, substantial and willful dishonesty towards, fraud upon, or deliberate injury or attempted injury has caused material injury to the Company, the rights of such Participant to a benefit under this Plan, including the rights of a Surviving Spouse or dependent child to a benefit, will be forfeited, unless the Committee determines that such activity is not detrimental to the best interests of the Company. However, if the individual ceases such activity and notifies the Committee of this action, then the Participant’s right to receive a benefit, and any right of a Surviving Spouse or dependent child to a benefit, may be restored within 60 days of said notification, unless the Committee at its sole discretion determines that the prior activity has caused serious injury to the Company, which determination will be final and conclusive.
4.  Amount of Retirement Benefit
4.1 The annual benefit payable to a Participant for his remaining lifetime upon Retirement at a Normal Retirement Date under the Plan shall be equal to (i) 60% of Final Average Earnings plus (ii) six percent (6%) of Final Average Earnings multiplied by years of Service after age 60, limited to a maximum of five (5) years minus (iii) 100% of Other Retirement Income. The annual retirement benefit shall be increased annually by an amount that, at a minimum, shall be equal to the cumulative cost-of-living increment applied to the annual retirement benefit then payable, as reported in the Consumer Price Index for All Urban Consumers (CPI-U): South urban region and area size B/C (50,000 to 1,500,000), all items index, published by the U.S. Department of Labor, or applicable successor index. Notwithstanding anything herein to the contrary, the maximum annual benefit payable under this Plan shall not exceed $896,000 before cost-of-living adjustments, as provided herein.
4.2 The annual benefit payable to a Participant for his remaining lifetime upon Retirement at an Early Retirement Date shall be equal to the benefit determined in Section 4.1 multiplied by the applicable Service Reduction Factor and then multiplied by the applicable Age Reduction Factor determined as of the date the benefit begins:

Service Reduction Factor		Age Reduction Factor
Completed Years of Service and		Age When Benefit
Under Age 60	Factor	Begins	Factor*

5	50%	60	75%
6	60	61	80
7	70	62	85
8	80	63	90
9	90	64	95
10 or more	100	65	100
*.417% for each month between whole ages.

Service Reduction Factor		Age Reduction Factor
Completed Years of Service and		Age When Benefit
Age 60 or Over	Factor	Begins	Factor*

5	100%	60	75%
		61	80
		62	85
		63	90
		64	95
		65	100
*.417% for each month between whole ages.

4.3 The annual benefit payable to a Participant for his remaining lifetime upon Retirement at a Postponed Retirement Date shall be equal to the benefit determined in accordance with Section 4.1 based on Service and Final Average Earnings as of the Participant’s Postponed Retirement Date.
5.  Payment of Retirement Benefits: Accruals Prior to January 1, 2005
5.1 Benefits payable in accordance with Section 4 shall begin on the Participant’s date of Normal or Postponed Retirement or, in the case of Retirement upon an Early Retirement Date, on the first day of the month following the later of (i) the Participant’s attainment of age 60 or (ii) the Participant’s Retirement. Benefits will continue to be paid on the first day of each succeeding month. The last payment will be on the first day of the month in which the retired Participant dies.
5.2 Any Participant who is under Disability upon reaching his Normal Retirement Date will be paid his retirement benefit under Section 4.1. Upon a Participant’s Disability while an employee of the Company, the Participant will continue to accrue years of Service during his Disability until the earliest of (a) his recovery from Disability, (b) his 65th birthday or (c) his death. For the purpose of determining the Participant’s benefit hereunder, the Participant’s Final Average Earnings shall be determined on the basis of his Earnings up to the date of Disability.
5.3 Any Participant who is entitled, in accordance with a written employment agreement with the Company, to continued accruals with respect to this Plan, shall be paid such benefit from this Plan.
5.4 In lieu of the benefits described in Sections 5.1, 5.2, 6.1 and 6.3, any Participant may, in the Participant’s sole discretion, by delivery of a notice to Company no later than one year prior to the Participant’s Retirement, elect to receive from Company a lump sum retirement payment by bank cashier’s check equal to the actuarially equivalent present value as of the payment date of the flow of payments that would otherwise be expected to be paid to Participant and his Surviving Spouse pursuant to this Plan. Such actuarial present value shall be determined as of the date the lump sum payment is to be made and shall be based on (i) a discount rate equal to the interest rate on 90-day U.S. Treasury bills, as reported in the Wall Street Journal (or similar publication) on the date the lump sum payment is to be made, and (ii) the remaining life expectancy of the Participant or his spouse based on the UP-1984 Mortality Table (or successor table), whichever remaining life expectancy is longer. For purposes of these calculations, the Participant’s spouse at the time of his Retirement shall be considered his Surviving Spouse. If Participant elects to receive a lump sum retirement payment, Company shall make such payment to Participant within 30 days following the date on which the Participant retires.
5A. Payment of Retirement Benefits: Accruals On or After January 1, 2005
5A.1 Notwithstanding any provision of this Plan to the contrary, with respect to benefits accrued on or after January 1, 2005, a Participant who is eligible for a distribution of Retirement benefits under this Plan shall receive a payment in a single lump sum equal to the actuarially equivalent present value of the Participant’s benefits determined in accordance with Sections 4 and 5.4; provided, however, that in the case of a Specified Employee who has Separated from Service, the lump sum payment to which the Specified Employee would otherwise be entitled upon Separation from Service shall be paid on the first day of the seventh month following the date of Separation from Service.
5A.2 Notwithstanding Section 5A.1, with respect to benefits accrued on or after January 1, 2005, a Participant may elect to receive benefits payable under the terms of the Plan in accordance with Section 5.1; provided, however, that the Participant’s election to receive benefits payable upon a Separation from Service in accordance with Section 5.1 shall not take effect until the date that is twelve (12) months after the date on which such election is made, and that payments made pursuant to such election may not begin until the date that is five (5) years after the date on which payments would have otherwise been made.
5A.3 With respect to benefits accrued on or after January 1, 2005, any Participant who is under Disability upon reaching his Normal Retirement Date will be paid his retirement benefit in accordance with Section 5A.1. Upon a Participant’s Disability while an employee of the Company, the Participant will continue to accrue years of Service during his Disability until the earliest of (a) his recovery from Disability, (b) his 65th birthday or (c) his death. For the purpose of determining the Participant’s benefit hereunder, the Participant’s Final Average Earnings shall be determined on the basis of his Earnings up to the date of Disability.

6.  Death Benefits Payable
6.1 If a Participant should die after the commencement of payment of his benefits, his Surviving Spouse will receive a monthly benefit equal to the amount of the Participant’s retirement benefit determined in accordance with Section 4. If a Participant should die after attaining age 55 and completing five years of Service but before commencement of payment of his benefits, the Participant’s Surviving Spouse shall receive the amount of the Participant’s retirement benefit as if Participant had retired on the day before his death.
6.2 A Surviving Spouse’s benefits will be payable monthly, and will begin on the first day of the month following the month in which the Participant dies. The last payment will be on the first day of the month in which the Surviving Spouse dies.
6.3 If a Participant should die after attaining age 55 and completing five years of Service and is survived by dependent children, the Plan shall pay to or for the benefit of each child $1,500 per month until the later of the first day of the month in which the dependent child (i) reaches age 18, (ii) reaches age 25 if a full-time student or (iii) dies if physically or mentally handicapped as determined by the Committee.
6.4 No benefits are payable to a Surviving Spouse under Section 6.1, or a dependent child under Section 6.3, if the Participant elects to receive a lump sum payment under Section 5.4. However, if the Participant dies after making the election described in Section 5.4 but before receiving the lump sum payment described in Section 5.4, the Surviving Spouse shall receive within 60 days of the Participant’s death, a lump sum payment equal to the amount the Participant would have received if the Participant had retired on the day before his death.
6.5 Notwithstanding any provision of this Section 6 to the contrary, with respect to benefits accrued on or after January 1, 2005, if the Participant has received a lump sum distribution pursuant to Section 5A.1, no benefits are payable to a Surviving Spouse under Section 6.1, or a dependent child under Section 6.3. Such benefits shall be payable to a Surviving Spouse or a dependent child if the Participant elects to receive benefits in accordance with Section 5A.2. If the Participant dies before receiving the lump sum payment described in Section 5A.1, the Surviving Spouse shall receive within 60 days of the Participant’s death, a lump sum payment equal to the amount the Participant would have received if the Participant had Separated from Service on the day before his death.
7.  Miscellaneous
7.1 The Company or the Committee may at any time modify or terminate this Plan. Provided, however, that amendments that would reduce benefits or rights of an individual who is a Participant at the time of the amendment shall not be binding with respect to such Participant without the Participant’s prior written consent.
7.2 Nothing contained herein will confer upon any Participant the right to be retained in the service of the Company, nor will it interfere with the Company’s right to discharge or otherwise deal with Participants without regard to the existence of this Plan.
7.3 This Plan is unfunded for purposes of Code Section 83, and the Company will make Plan benefit payments solely on a current disbursement basis. This Plan is to be an unfunded plan of deferred compensation covering a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and is intended to be exempt from Parts 2, 3 and 4 of Title I of ERISA. All benefits shall be paid from the general assets of the Company, and Participants shall at all times have the status of general unsecured creditors. The Company may establish such grantor trust(s) (i.e., rabbi trust(s)) or other asset pool(s) as it deems necessary or appropriate from which benefits hereunder may be paid.
7.4 To the maximum extent permitted by law, no benefit under this Plan shall be assignable or subject in any manner to alienation, sale, transfer, claims of creditors, pledge, attachment, or encumbrances of any kind.
7.5 The Committee may adopt rules and regulations to assist it in administering this Plan.
7.6 Each Participant shall receive a copy of this Plan, and the Committee will make available for inspection by any Participant a copy of the rules and regulations used by the Committee in administering this Plan.

7.7 All payments made hereunder shall be subject to all taxes required to be withheld under applicable laws and regulations of any governmental authorities in effect at the time of such payments. Participants shall be responsible for all such taxes.
7.8 This restated Plan document applies only to Participants whose Service with the Company ends on or after January 1, 2005. Employees whose Service with the Company ended prior to January 1, 2005 shall be governed by the prior version of the Plan.
7.9 The Plan does not modify in any respect any Participant’s benefit under the Plan as of December 31, 2004. No provision of this Plan is intended to be a material modification of the Amended Retirement Plan in place as of October 3, 2004, with respect to benefits accrued prior to January 1, 2005. Notwithstanding any provision of this Plan to the contrary, to the extent any term of the Plan document is determined to constitute a material modification of any benefits accrued prior to January 1, 2005 (that is, the enhancement of a benefit or right existing as of October 3, 2004, or the addition of a new benefit or right), such modification shall be of no force or effect.
7.10 Notwithstanding any provision of the Plan to the contrary, with respect to benefits accrued on or after January 1, 2005, a Participant who is eligible for a distribution of Retirement benefits under the Plan may elect to receive monthly payments in accordance with Section 5.1 or an in-service lump-sum distribution of such benefits or any portion thereof by completing and providing in a form acceptable to the Committee a new payment election on or before December 31, 2008, with respect to the form and time of payment of such amounts. Such election shall not be treated as a change in the time or form of payment under section 409A(a)(4) of the Code or an acceleration of a payment under section 409A(a)(3) of the Code. With respect to an election to change a time of payment made after January 1, 2008 and on or before December 31, 2008, the election may apply only to amounts that would not otherwise be payable in 2008 and may not cause an amount to be paid in 2008 that would not otherwise be payable in 2008.
8.  Minimum Benefit in Certain Cases
8.1 The provisions of Sections 8.2 and 8.3 apply only in the case of the Participants who are listed on Appendix “A” to the Plan.
8.2 Minimum Benefit for Accruals Earned Before January 1, 2005: The provisions of this Section 8.2 apply notwithstanding Section 3.2 or any other provision of this Plan. In the event the Participant’s employment with the Company is terminated by reason of death, disability, termination other than for cause (except for Retirement in accordance with this Plan), or a change in control of the Company, each as contemplated by the written employment agreement between such individual and the Company, then the benefit payable under this Plan to or with respect to such Participant shall be a single sum benefit equal to the actuarial present value of the following: annual payments for the Participant equal to 90% of the Participant’s Final Average Earnings for the period ending December 31, 2004, such payments beginning upon the Participant’s attainment of age 65 and continuing until the later of the death of the Participant or the death of his Surviving Spouse, with such payments increasing annually in accordance with the cost-of-living index described in Section 4.1. Such present value shall be determined by reducing the value of such payments that would begin at age 65 to the date as of which payment is made, using the actuarial assumptions described in Section 5.4. Any payment made pursuant to this Section 8.2 shall be made in a lump sum within 30 days of termination of employment. Notwithstanding anything herein to the contrary, the maximum annual benefit payable under this Plan shall not exceed $896,000 before cost-of-living adjustments, as provided herein.
8.3 Minimum Benefit for Accruals Earned On or After January 1, 2005: The provisions of this Section 8.3 apply notwithstanding Section 3.2 or any other provision of this Plan. Upon the date of the Participant’s death or Disability, upon a Change in Control, or upon the Participant’s Separation from Service upon termination other than for cause (as defined in the applicable written employment agreement between the Participant and the Company), the Participant shall receive a lump sum payment equal to the actuarial present value of the following: annual payments for the Participant equal to 90% of the Participant’s Final Average Earnings for the period ending upon the date of the Participant’s death or Disability, upon a Change in Control, or upon the Participant’s Separation from Service upon termination other than for cause (as defined in the applicable written employment agreement between the Participant and the Company), offset by the amount received pursuant to Section 8.2, such payments beginning upon the Participant’s attainment of age 65 and continuing until the later of the death of the Participant or the death of his Surviving Spouse, with such payments increasing annually in accordance with the cost-of-living index described in Section 4.1. Such present value shall be determined by reducing the value of such payments that would begin at age 65 to the date as of which payment is made, using the actuarial assumptions described in Section 5.4. Any payment made pursuant to this Section 8.3 shall be made in a lump sum within 30 days of termination of employment, unless the Participant elects otherwise in accordance with Section 5A.2; provided, however, that in the case of a Specified Employee who has Separated from Service, the lump sum payment to which the Specified Employee would otherwise be entitled upon Separation from Service shall be paid on the first day of the seventh month following the date of Separation from Service. Notwithstanding anything herein to the contrary, the maximum annual benefit payable under this Plan shall not exceed $896,000 before cost-of-living adjustments, as provided herein.
9.  Claims Procedures
     This Plan shall be administered by the Committee. The Committee shall have full discretionary power and authority to interpret, construe and administer this Plan and the Committee’s interpretations and constructions thereof, and actions thereunder, including the amount or recipient of the payment to be made from this Plan, shall be binding and conclusive on all persons for all purposes.
     Prior to or upon becoming entitled to receive a benefit hereunder, a Participant or his beneficiary (“Claimant”) shall request payment of such benefits at the time and in the manner prescribed by the Committee. The Committee may direct payment of benefits without requiring the filing of a claim therefor, if the Committee has knowledge of such Claimant’s whereabouts. The Committee shall provide adequate notice in writing as prescribed pursuant to paragraph (b) below to any Claimant whose claim for benefits under the Plan has been denied.
     (a) Such notice must be sent within 90 days of the date the claim is received by the Committee unless special circumstances require an extension of time for processing the claim. Such extension shall not exceed 90 days and no extension shall be allowed unless, within the initial 90 day period, the claimant is sent an extension notice indicating the special circumstances requiring the extension and specifying a date by which the Committee expects to render its decision.
     (b) The Committee’s notice of denial to the Claimant shall set forth the following:
          (i) the specific reason or reasons for the denial;
          (ii) specific references to pertinent Plan provisions on which the Committee based its denial;
          (iii) a description of any additional material and information needed for the Claimant to perfect his or her claim and an explanation of why the material or information is needed;
          (iv) a statement that the Claimant many request a review upon written application to the Committee, review pertinent Plan documents, and submit issues and comments in writing;
          (v) a statement that any appeal of the Committee’s adverse determination must be made in writing to the Committee within 60 days after receipt of the Committee’s notice of denial of benefits, and that failure to appeal the action to the Committee in writing within the 60-day period will render the Committee’s determination final, binding, and conclusive; and
          (vi) the address of the Committee to which the Claimant may forward his or her appeal.
     (c) If the Claimant should appeal to the Committee, the Claimant or a duly authorized representative may submit, in writing, whatever issues and comments the Claimant deems pertinent. The Committee shall re-examine all facts related to the appeal and make a final determination as to whether the denial of benefits is justified under the circumstances. The Committee shall advise the Claimant in writing of its decision on the appeal, the specific reasons for the decision, and the specific Plan provisions on which the decision is based. The notice of the decision shall be given within 60 days of the Claimant’s written request for review, unless special circumstances would make the rendering of a decision within the 60 day period infeasible, but in no event shall the Committee render a decision regarding the denial of a claim for benefits later than 120 days after its receipt of a request for review. If an extension of time for review is required because of special circumstances, written notice of the extension shall be furnished to the claimant prior to the date the extension period commences.
     IN WITNESS WHEREOF, Healthcare Realty Trust Incorporated has caused this Second Amended and Restated Executive Retirement Plan to be executed by its duly authorized officer this 31st day of December, 2008, effective as described above.

HEALTHCARE REALTY TRUST INCORPORATED

By:	/s/ John M. Bryant, Jr.

Its:	Executive Vice President and General Counsel

APPENDIX A
David R. Emery
Rita H. Todd
Frederick M. Langreck